Givaudan

2008 FEB 21 A 9:42

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

08000814

Vernier, 14 February 2008
RG/rmj7372
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

SUPPL

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : Divestiture of St. Louis, USA based food ingredient business and facility	14 February 2008	I

We are of course at your disposal should you need any further information.

Yours sincerely,

PROCESSED
FEB 22 2008
THOMSON FINANCIAL

Givaudan SA

P. de Rougemont   R. Garavagno

Enclosure mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

file N° 12G3-2B.82-5087

Divestiture of St. Louis, USA based food ingredient business and facility

Geneva, 14 February 2008. Givaudan announced today that it has sold its St. Louis (USA) based food ingredient business and manufacturing facility to Performance Chemicals & Ingredients Company (PCI) for an undisclosed amount. The facility produces flavour bases and fruit preparations used by dairy companies in the production of ice cream. The divestiture does not include the vanilla extract and flavour business which will continue to be a part of the Givaudan product portfolio.

The sale of this facility and business is consistent with Givaudans strategy to focus on high value adding flavours and is part of its ongoing product streamlining. In 2007, the divested business had sales of CHF 40 million.

For further information please contact:
Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

END